Exhibit 99.1

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(Unaudited In thousands of US dollars)

	March 31,	December 31,
	2008	2007

Assets
Current
Cash	$60,099	$51,915
Short-term investments (note 6)	76,146	55,400
Accounts receivable, net of $nil provision for doubtful accounts (2007-$nil)	85,358	68,600
Inventories (note 7)	53,612	51,737
Unrealized gain on commodity and foreign currency contracts	6,095	5,502
Future income taxes	6,655	8,388
Prepaid expenses	3,239	3,376
Total Current Assets	291,204	244,918

Mineral property, plant and equipment, net (note 8)	307,067	305,918
Construction in progress (note 8)	129,332	95,981
Investment in non-producing properties (note 8)	96,487	98,385
Other assets (note 9)	22,556	17,701
Total Assets	$846,646	$762,903

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$50,358	$53,736
Taxes payable	3,233	1,771
Unrealized loss on commodity contracts	-	27
Other current liabilities	4,147	3,047
Total Current Liabilities	57,738	58,581

Provision for asset retirement obligation and reclamation	50,999	50,370
Future income taxes	51,946	48,698
Other liabilities and provisions	490	151
Total Liabilities	161,173	157,800

Non-controlling interest	5,438	5,486

Shareholders’ Equity
Share Capital (Authorized: 200,000,000 common shares of no par value)	654,990	592,402
Contributed surplus	3,251	14,233
Accumulated other comprehensive loss	(9,995)	(8,650)
Retained earnings	31,789	1,632
Total Shareholders’ Equity	680,035	599,617
Total Liabilities, Non-controlling interest and Shareholders’ Equity	$846,646	$762,903

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Consolidated Statements of Operations
(Unaudited – in thousands of US dollars, except for share and per share amounts)

	Three months ended
	March 31,
	2008	2007
Sales	$108,750	$48,057
Cost of sales	50,511	28,961
Depreciation and amortization	9,864	4,222
Mine operating earnings	48,375	14,874

General and administrative	1,596	1,858
Exploration and project development	714	549
Asset retirement and reclamation	672	636
Operating earnings	45,393	11,831
Interest and financing expenses	(463)	(158)
Investment and other income	476	1,634
Foreign exchange loss	(2,173)	(60)
Other income and expenses	(213)	204
Net gains (losses) on commodity and foreign currency contracts	1,554	(160)
Gain on sale of assets	1,100	10,268
Net earnings before taxes and non-controlling interest	45,674	23,559
Income tax provision	(14,497)	(2,600)
Non-controlling interests	(1,020)	(524)
Net income for the period	$30,157	$20,435

Basic income per share	$0.38	$0.27
Diluted income per share	$0.38	$0.26

Weighted average number of shares outstanding
(in thousands)
Basic	78,582	76,279
Diluted	80,221	79,292

Pan American Silver Corp.
Consolidated Statements of Comprehensive Income
(Unaudited – in thousands of US dollars)

	Three months ended
	March 31,
	2008	2007
Comprehensive income
Net income for the period	$30,157	$20,435
Unrealized (loss) gain on available for sale securities	(1,345)	283
Comprehensive income	$28,812	$20,718

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Consolidated Statement of Cash Flows
(Unaudited – in thousands of US dollars)

	Three months ended
	March 31
	2008	2007
Operating activities
Net income for the period	$30,157	$20,435
Reclamation expenditures	(38)	(280)
Items not involving cash:
Depreciation and amortization	9,864	4,222
Asset retirement and reclamation	672	636
Gain on sale of assets	(1,100)	(10,268)
Future income taxes	4,981	(1,841)
Non-controlling interest	1,020	524
Unrealized gain on commodity and foreign currency contracts	(619)	(46)
Stock-based compensation	475	345
Changes in non-cash operating working capital (note 13)	(25,947)	(11,465)
Cash generated by operating activities	19,465	2,262

Investing activities
Mineral property, plant and equipment expenditures (net of accruals)	(43,513)	(19,272)
Maturity (purchase) of short-term investments	(22,291)	12,606
Proceeds from sale of assets	9,450	10,250
Purchase of other assets	(4,888)	(2,453)
Cash (used in) generated by investing activities	(61,242)	1,131

Financing activities
Proceeds from issuance of common shares (note 11)	50,689	1,698
Dividends paid by subsidiaries to non controlling interests	(1,385)	(2,306)
Contributions from non controlling interest	318	-
Proceeds from advance on metal shipments and third party loans	339	-
Cash generated by (used in) financing activities	49,961	(608)

Increase in cash during the period	8,184	2,785
Cash, beginning of period	51,915	80,347
Cash, end of period	$60,099	$83,132

Supplemental Disclosures (note 14)
Interest paid	$-	$-

Taxes paid	$8,839	$16,119

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
for the three months ended March 31, 2008 and 2007
(Unaudited - in thousands of US dollars, except for amounts of shares)

	Common Shares
	Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings	Total

Balance, December 31, 2007	76,662,651	$592,402	$14,233	$(8,650)	$1,632	$599,617
Issued on the exercise of stock options	121,371	3,109	(604)	-	-	2,505
Issued on the exercise of share purchase warrants	3,969,016	58,928	(10,744)	-	-	48,184
Issued as compensation	15,343	551	-	-	-	551
Stock-based compensation on options granted	-	-	366	-	-	366
Unrealized loss on available for sale securities	-	-	-	(1,345)	-	(1,345)
Net income for the period	-	-	-	-	30,157	30,157
Balance March 31, 2008	80,768,381	$654,990	$3,251	$(9,995)	$31,789	$680,035

	Common Shares
	Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total

Balance, December 31, 2006	76,195,426	$584,769	$14,485	$-	$(87,228)	$512,026
Issued on the exercise of stock options	132,556	2,138	(513)	-	-	1,625
Issued on the exercise of share purchase warrants	7,341	90	(16)	-	-	74
Issued as compensation	14,810	211	-	-	-	211
Stock-based compensation on options granted	-	-	345	-	-	345
Cumulative impact of change in accounting policy	-	-	-	153	-	153
Unrealized gain on available for sale securities	-	-	-	283	-	283
Net income for the period	-	-	-	-	20,435	20,435
Balance, March 31, 2007	76,350,133	$587,208	$14,301	$436	$(66,793)	$535,152

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. and its subsidiary companies (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico and Bolivia.  The Company has current project development activities in Argentina and Bolivia, and exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a)            Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements, except for the change as discussed in note 3. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2007.

b)         Principles of Consolidation:

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects Owned

Pan American Silver S.A. Mina Quiruvilca	Peru	99.9%	Consolidated	Huaron Mine/Quiruvilca Mine
Compañía Minera Argentum S.A.	Peru	89.4%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Triton S.A.	Argentina	100%	Consolidated	Manantial Espejo Project
Compañía Minera PAS (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine

Inter-company balances and transactions have been eliminated in consolidation.

3.         Changes in Accounting Policy

On January 1, 2008, the Company adopted three new Handbook Sections of the Canadian Institute of Chartered Accountants (“CICA”): Section 1535, “Capital Disclosures”, Section 3031, “Inventories”, Section 3862, “Financial Instruments-Disclosure” and Section 3863, “Financial Instruments – Presentation”.  The adoption of these guidelines did not have any material effect on the Company’s results, financial position or cashflows.

Section 1535 “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed.  These standards require a company to disclose their objectives, policies

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

and processes for managing capital along with summary quantitative data about what it manages as capital.  In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and when a company has not complied with capital requirements, the consequences of such non-compliance.

Section 3031, “Inventories”, replaces the existing inventories standard.  The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with the Company’s current treatment.  The adoption of this standard does not have a material impact on the Company’s Consolidated Financial Statements.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, replaces Section 3861 “Financial Instruments – Disclosure and Presentation”.  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and in addition requires companies to provide disclosures of their financial statements that enable users to evaluate the significance of financial instruments for the company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and how the company manages those risks.  The new presentation standard carries forward the former presentation requirements.

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and provide returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity, comprising issued share capital plus contributed surplus plus retained earnings less accumulated other comprehensive loss.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2007.

5.         Financial Instruments

Overview:

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are credit risk, foreign exchange rate risk, liquidity risk and metal price risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meets its contractual obligations, and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

The Company’s exposure to credit risk with its customers is influenced mainly by the individual characteristics of each customer.  The Company generally does not require collateral for sales.  The Company takes into consideration the customer’s payment history, their credit worthiness and the then current economic environment in which the customer operates to assess impairment.  The Company closely monitors extensions of credit and has not experienced significant credit losses in the past.  At March 31, 2008 and December 31, 2007, the Company has had no material past due trade receivables.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.  The Company invests its cash and short term investments with counterparties that are of high credit quality.

Foreign Exchange Rate Risk:

The Company reports its financial statements in US dollars (“USD”); however the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  In order to mitigate this exposure, from time to time the Company has purchased Peruvian New soles, Mexican pesos and Canadian dollars to match anticipated spending.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

The Company’s liabilities have contractual maturities which are summarized below:

PAYMENTS DUE BY PERIOD (IN THOUSANDS OF DOLLARS)
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$1,468	$883	$585
Purchase Obligations (1)	39,438	39,438	-	-	-
Total contractual obligations	$40,906	$40,321	$585

(1)	Contract commitments for construction materials for the Manantial Espejo and San Vicente projects existing at March 31, 2008, which will be incurred during 2008.

(2)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation.

The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

Metal price risk:

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.

The Company derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, Company policy is not to hedge the price of silver.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

The Company markets its products in the United Kingdom, the US and other jurisdictions, including Peru, and as a result, is subject to currency risk.  Sales to customers are primarily denominated in U.S. dollars.  Substantially all of the Company’s sales are in U.S. dollars. The Company does not hedge the risk related to fluctuations in the exchange rate between the U.S. and Canadian dollar from the date of the sales transactions to the collection date due to the short term nature of this exposure.

Fair value of financial instruments:

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities, approximate their fair value due to the relatively short periods to maturity and terms of these financial instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

6.          Short term investments and other investments

	March 31, 2008			December 31, 2007
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains (losses)	Fair Value	Cost	Accumulated unrealized holding gains (losses)
Short term investments	$76,146	$88,961	$(12,815)	$55,400	$66,670	$(11,270)
Investments (1)	3,225	$405	2,820	3,025	405	2,620
	$79,371	$89,366	$(9,995)	$58,425	$67,075	$(8,650)

(1)           Investments in New Oro Peru are presented in other assets on the balance sheet.

The Company has not recognized a future income tax benefit related to the cumulative mark-to-market losses on the available-for-sale securities and investments held by the Company.  The tax estimate is based on the assumption that if the securities were sold at their March 31, 2008 and December 31, 2007 fair market value the capital loss would reduce the income taxes otherwise payable in the relevant tax jurisdiction.

7.	Inventories and stockpiled ore

Inventories consist of:

	March 31, 2008	December 31, 2007
Concentrate inventory	$12,831	$14,617
Stockpile ore	9,102	7,790
Direct smelting ore	1,759	1,830
Doré and finished inventory	12,504	11,356
Materials and supplies	18,724	17,523
	54,920	53,116
Less: non-current direct smelting ore (Note 9)	(1,308)	(1,379)
	$53,612	$51,737

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Mineral property, plant and equipment consist of:

	March 31, 2008			December 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Huaron mine, Peru	$71,532	$(24,823)	$46,709	$71,781	$(23,956)	$47,825
Morococha mine, Peru	72,432	(14,801)	57,631	65,495	(13,843)	51,652
Quiruvilca mine, Peru	28,049	(15,912)	12,137	24,364	(15,912)	8,452
Alamo Dorado mine, Mexico	179,252	(23,009)	156,243	180,249	(16,802)	163,447
La Colorada mine, Mexico	42,162	(15,412)	26,750	39,010	(13,564)	25,446
Manantial Espejo project, Argentina	6,388	(4,342)	2,046	6,388	(3,724)	2,664
San Vicente mine, Bolivia	8,052	(3,191)	4,861	9,002	(3,229)	5,773
Other	1,543	(853)	690	1,461	(802)	659

TOTAL	$409,410	$(102,343)	$307,067	$397,750	$(91,832)	$305,918

Construction in progress:
Manantial Espejo, Argentina			$109,648			$84,533
San Vicente, Bolivia			19,684			11,448
TOTAL			$129,332			$95,981

Non-producing properties:			$19,664			$23,135
Morococha, Peru			64,160			63,543
Manantial Espejo project, Argentina			11,180			10,224
San Vicente, Bolivia			1,483			1,483
Other			$96,487			$98,385
TOTAL Non-producing properties

TOTAL Mineral Property, Plant and Equipment			$532,886			$500,284

9.	Other Assets

Other assets consist of:

	March 31, 2008	December 31, 2007
Long-term receivable	$17,893	$13,006
Reclamation bonds	130	291
Other investments	3,225	3,025
Non-current direct smelting ore	1,308	1,379
	$22,556	$17,701

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

10.	Accounts Payable and Accrued Liabilities

Account payable and accrued liabilities consist of:

	March 31, 2008	December 31, 2007
Trade accounts payable	$23,355	$29,144
Payroll and related benefits	9,141	10,487
Royalties	1,069	96
Capital leases	1,396	1,505
Provisions and other liabilities	15,397	12,504
	$50,358	$53,736

11.	Share Capital and Stock Compensation Plan

Transactions concerning stock options and share purchase warrants are summarized as follows in Canadian dollars (“Cdn$”):

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price Cdn$	Shares	Price Cdn$	Shares
As at December 31, 2006	919,415	$13.69	4,040,213	$12.32	4,959,628

Granted	158,983	$28.41	-	$-	158,983
Exercised	(403,297)	$13.14	(30,105)	$12.00	(433,402)
Expired	(32,833)	$9.41			(32,833)
Cancelled	(21,709)	$22.86	-	$-	(21,709)
As at December 31, 2007	620,559	$18.52	4,010,108	$12.33	4,630,667

Granted	147,057	$36.66	-	$-	147,057
Exercised	(121,371)	$20.64	(3,969,016)	$12.33	(4,090,387)
Expired	-	$-	(41,092)	$12.00	(41,092)
Cancelled	-	$-	-	$-	-
As at March 31, 2008	646,245	$22.21	-	-	646,245

Share purchase warrants

On September 15, 2005, the Company issued 255,781 share purchase warrants to International Finance Corporation (“IFC”) as settlement for the cancellation of an obligation related to payments on the La Colorada Mine. The warrants have a fair value of $2.1 million and allow the holder to purchase 255,781 common shares of the Company for $16.91 per share for a period of 5 years from the date of issue.

Warrants exercised

Holders of share purchase warrants issued in connection with the purchase of Corner Bay Silver have exercised 3,713,235 warrants as of February 20, 2008 for net proceeds to the Company of approximately $43.9 million.  In addition share purchase warrants issued to International Finance Corporation (“IFC”) of 255,781 were exercised for net proceeds of $4.3 million.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Long Term Incentive Plan

On January 10, 2008 the Company awarded 15,343 shares of common stock with a two year holding period and granted 147,057 options under this plan.  The Company used as its assumptions for calculating expense a discount rate of 3.5 per cent, weighted average volatility of 42.0 per cent, expected lives ranging from 1.5 to 3 years, and an exercise price of Cdn $36.66 per share.  The weighted average fair value of each option was determined to be Cdn $11.30.

During the three months ended March 31, 2008, 121,371 common shares were issued for proceeds of $2.5 million in connection with the exercise of options under the plan.

For the three months ended March 31, 2008 and 2007, the total stock-based compensation expense recognized in the statement of operations was $0.5 million and $0.3 million, respectively.

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at March 31, 2008.  The options agreements are in Canadian dollar (“Cdn”) amounts:

	Options Outstanding			Options Exercisable
Range of Exercise Prices Cdn$	Number Outstanding as at March 31, 2008	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price Cdn$	Number Exercisable as at March 31, 2008	Weighted Average Exercise Price Cdn$
$5.00	165,000	31.50	$5.00	165,000	$5.00
$18.80 - $22.04	181,381	25.41	20.64	109,986	20.29
$26.77 - $28.41	137,807	48.29	28.31	37,317	28.04
$33.00 - $36.66	162,057	53.07	36.32	15,000	33.00
	646,245	38.78	$22.21	327,303	$14.05

12.	Earnings Per Share (Basic and Diluted)

For the period ended March 31	2008			2007
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income for the period	$30,157			$20,435

Basic EPS	30,157	78,582	$0.38	20,435	76,279	$0.27
Effect of Dilutive Securities:
Stock Options		260		-	515
Warrants		1,379		-	2,498

Diluted EPS	$30,157	80,221	$0.38	$20,435	79,292	$0.26

There were no potentially dilutive securities excluded in the Diluted EPS calculation for the period ended March 31, 2008 and 2007.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

13.	Changes in Non-Cash Operating Working Capital Items

The following table summarizes the changes in operating working capital items:

	Three month period ended March 31,
Changes in non-cash working capital items	2008	2007
Accounts receivable	$(24,598)	$20,282
Inventories	(1,696)	(8,897)
Prepaid expenses	137	(204)
Accounts payable and accrued liabilities	210	(22,646)
	$(25,947)	$(11,465)

14.	Supplemental Cash Flow Information

	Three month period ended March 31,
	2008	2007
Common shares issued as compensation expense	$551	$211

15.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are Silver, Zinc, Lead and Copper produced from mines located in Mexico, Peru and Bolivia.  Segments have been aggregated where operations in specific regions have the similar products, production processes, type of customers and economic environment.

	For three months ended March 31, 2008
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Revenue from external customers	$25,002	$26,357	$12,106	$-	$25,331	$19,283	$-	$671	$-	$108,750
Depreciation and amortization	$(686)	$(1,199)	$(302)	$(27)	$(5,623)	$(1,904)	$-	$(99)	$(24)	$(9,864)
Asset retirement and reclamation	$(144)	$(90)	$(261)	$-	$(96)	$(81)	$-	$-	$-	$(672)
Exploration and project development	$-	$-	$-	$(109)	$(342)	$-	$(8)	$(1)	$(254)	$(714)
Interest and financing expense	$(42)	$(65)	$(49)	$-	$-	$-	$-	$-	$(307)	$(463)
Gain on sale of assets	$-	$-	$-	$-	$-	$-	$-	$-	$1,100	$1,100
Investment and other income and expense	$(250)	$270	$(180)	$50	$41	$30	$31	$2	$269	$263
Foreign exchange gain (loss)	$(510)	$(233)	$(359)	$(49)	$(151)	$7	$(152)	$65	$(791)	$(2,173)
Net gains (loss) on commodity and foreign currency contracts	$1,751	$1,413	$790	$-	$-	$-	$-	$-	$(2,400)	$1,554
Income (loss) before income taxes	$12,884	$11,132	$4,380	$84	$9,467	$8,295	$(130)	$(278)	$(1,180)	$44,654
Net income for the period	$8,484	$8,472	$3,017	$78	$5,766	$5,964	$(130)	$(314)	$(1,180)	$30,157
Capital expenditures	$2,111	$3,259	$1,141	$364	$348	$3,152	$26,524	$6,603	$11	$43,513
Segment assets	$45,207	$107,892	$65,428	$1,614	$201,855	$53,740	$219,612	$49,580	$101,718	$846,646
Long-lived assets	$46,709	$77,295	$12,137	$423	$156,243	$26,936	$175,854	$35,725	$1,564	$532,886

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at March 31, 2008 and December 31, 2007 and for the three month periods ended March 31, 2008 and 2007
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

	For three months ended March 31, 2007
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Revenue from external customers	$13,432	$14,053	$5,291	$-	$-	$13,121	$-	$2,160	$-	$48,057
Depreciation and amortization	$(835)	$(944)	$(40)	$(22)	$(4)	$(2,211)	$-	$(148)	$(18)	$(4,222)
Asset retirement and reclamation	$(78)	$(121)	$(359)	$-	$-	$(78)	$-	$-	$-	$(636)
Exploration expense	$-	$(236)	$434	$(81)	$(295)	$-	$(4)	$(2)	$(365)	$(549)
Interest and financing expense	$(44)	$(49)	$(65)	$-	$-	$-	$-	$-	$-	$(158)
Gain on sale of assets	$-	$-	$-	$-	$18	$-	$-	$-	$10,250	$10,268
Investment and other income and expense	$59	$577	$117	$76	$122	$15	$27	$1	$844	$1,838
Foreign exchange gain (loss)	$45	$(186)	$49	$74	$139	$(98)	$(79)	$6	$(10)	$(60)
Loss on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$(160)	$(160)
Income (loss) before income taxes	$4,979	$4,296	$1,843	$155	$(20)	$2,283	$(56)	$275	$9,280	$23,035
Net income for the period	$3,087	$3,204	$3,364	$155	$(15)	$1,621	$129	$130	$8,760	$20,435
Capital expenditures	$983	$2,921	$1,914	$15	$3,228	$1,864	$7,421	$808	$118	$19,272
Segment assets	$37,207	$95,375	$57,328	$1,699	$193,134	$45,289	$109,073	$17,402	$123,951	$680,458
Long-lived assets	$33,811	$66,719	$12,810	$373	$178,798	$23,671	$94,229	$10,118	$1,359	$421,888

	Three month period ending March 31
	2008	2007
Product Revenue
Silver doré	$33,327	$9,400
Zinc concentrate	13,611	12,026
Lead concentrate	29,395	9,671
Copper concentrate	32,467	17,488
Silver pyrites	772	963
Royalties	(822)	(1,491)
Total	$108,750	$48,057

16.	Commodity and foreign currency contracts

At March 31, 2008, the Company had fixed the price of 500,000 ounces of its first quarter’s silver production contained in concentrates, which is due to be priced in April and May of 2008 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $18.43 per ounce while the spot price of silver was $18.06 per ounce on March 31, 2008.

The Company has committed 14,220 zinc tonnes at a minimum average price of $2,571 per tonne, which will be settled on various dates from April 2008 to December 2009 and 387 tonnes of lead at an average price of $3,458 per tonne, which will be settled on various dates from May 2008 to June 2008.  These positions had a positive mark-to-market of $3.4 million at the end of March 2008.  In addition, we had entered forward contracts to purchase $22.0 million Peruvian New Soles (“PEN”) at an average exchange rate of 2.9, which had a positive valuation of $1.7 million at the end of March 2008.  The company has recorded a gain of $1.6 million during the first quarter of 2008 (loss of $0.2 million in the first quarter of 2007), as a result of these commodity and foreign exchange contracts.